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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number __________________________________________

ACETEX CORPORATION
750 World Trade Centre , 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F......... Form 40-F...X......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

MATERIAL CHANGE REPORT

PURSUANT TO

Section 85(1) of the Securities Act (British Columbia)
Section 146(1) of the Securities Act (Alberta)
Section 84(1) of The Securities Act 1988 (Saskatchewan)
Section 75(2) of the Securities Act (Ontario)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of The Securities Act, 1990 (Newfoundland and Labrador)

1.

REPORTING ISSUER

Acetex Corporation (or the "Company")

2.

DATE OF MATERIAL CHANGE

June 23, 2003

3.

PRESS RELEASE

A press release disclosing the material change was issued by the Company on June 23, 2003.  A copy of the press release is attached hereto as Appendix "A".

4.

SUMMARY OF MATERIAL CHANGE

Acetex has entered into a Combination Agreement with AT Plastics Inc. ("AT Plastics") which provides, subject to regulatory approvals, financing and approval by AT Plastics' Shareholders by special resolution, that AT Plastics will be amalgamated with a subsidiary of Acetex and each shareholder of AT Plastics will receive one-sixth of an Acetex share for each AT Plastics share held.  Acetex has agreed to assume AT Plactics' employee stock option plans and will also assume, subject to certain adjustments, outstanding warrants of AT Plastics. The Combination Agreement is subject to a break fee of US$5,000,000 (or common shares in lieu) payable to Acetex if AT Plastics changes their recommendation in favour of the transaction or consummate a transaction with another party. A fee of US$5,000,000 (or common shares in lieu) is payable by Acetex to AT Plastics where under certain circumstances Acetex does not waive its financing condition before September 30, 2003.  There is a reduced break fee of US$1,000,000 (or common shares in lieu) payable by one party to the other where a party terminates the agreement because of a breach of a misrepresentation or warranty of the other party. The Combination Agreement also provides that certain creditors of AT Plastics will be paid out on closing for the principal amount of indebtedness plus an addition amount of US$850,000. The largest shareholder of AT Plastics holds 28% of the shares of AT Plastics and has agreed to vote in favour of the transaction provided Acetex has complied with its covenants to such party and has filed an application to register the Acetex shares to be received by such party with the United States Securities and Exchange Commission on or before July 20, 2003.

5.

FULL DESCRIPTION OF MATERIAL CHANGE

Please see the press release attached hereto as Appendix "A".

6.

RELIANCE ON CONFIDENTIALITY SECTION OF THE ACT

Not applicable

7.

OMITTED INFORMATION

Not applicable

8.

STATEMENT OF SENIOR OFFICER

Further information regarding the matters described in this report may be obtained from Mr. David Ross, Corporate Secretary, who is knowledgeable about the details of the material change and may be contacted at (403) 260-0296.

The foregoing accurately disclosed the material change referred to herein.

DATED at Calgary, Alberta this 2nd day of July, 2003.

ACETEX CORPORATION

By:

(signed) David W. Ross

David W. Ross

Corporate Secretary

APPENDIX “A”

PRESS RELEASE

FOR IMMEDIATE RELEASE

ACETEX CORPORATION AND AT PLASTICS INC.

AGREE TO MERGE

Vancouver, BC and Brampton, ON - June 23, 2003 - Acetex Corporation (TSX: ATX) and AT Plastics Inc. (TSX: ATP) today announced that they have entered into a definitive agreement to merge to create an integrated chemical company focusing on specialty plastics and intermediate chemicals serving customers around the world.  Under the agreement, AT Plastics will become a wholly-owned subsidiary of Acetex.  The Board of Directors of AT Plastics will recommend the acceptance of the proposed transaction to AT Plastics’ shareholders.

Under the terms of the agreement, shareholders of AT Plastics will exchange each of their common shares for one-sixth of one Acetex common share.  Based on the ten day average closing price of Acetex common shares on the Toronto Stock Exchange, the agreement values each AT Plastics common share at Cdn $1.06, a 56% premium over the Cdn $0.68 ten day average closing price of the AT Plastics common shares as of June 20, 2003.  Following completion of the transaction, former AT Plastics’ shareholders will own approximately 25% of the issued and outstanding common shares of Acetex.  The total value of the transaction is approximately Cdn $200 million.

Brooke N. Wade, Chairman and Chief Executive Officer of Acetex said, “I am delighted to announce this agreement.  It marks an important step forward in our vision of creating a world-class chemical company through the careful acquisition of high-quality chemical businesses around the world.

The benefits of the transaction are both financial and operational.  Substantial value will be created by re-financing AT Plastics heavy debt burden to remove the sizeable debt servicing costs that have been weighing on the financial performance of the company.  The management of AT Plastics, who will continue to lead its business post-merger, have done an outstanding job of turning the business around and putting it on a track of strong value growth.

The businesses of the merged company will range from AT Plastic’s specialty plastics to Acetex’s chemical intermediates businesses.  AT Plastics has built an excellent reputation as a manufacturer of high quality and highly specialized polymer resins, compounds, and films products.  Vinyl acetate monomer, which is a primary product of Acetex, is a major feedstock of AT Plastics.  Although there will be no physical integration, this product synergy will provide financial strength to the company.

Both companies’ businesses enjoy a solid market position, competitive cost structure and a favourable exposure to the cyclicality of the chemical industry.  We believe that we can generate significant shareholder value as we leverage the AT Plastics’ manufacturing expertise and proprietary technologies with our own substantial chemical production and financial resources.”

“I strongly endorse the transaction, which I believe is very positive for AT Plastics’ shareholders as well as our employees and customers”, said Gary L. Connaughty, President and Chief Executive Officer of AT Plastics, adding that “Acetex, like AT Plastics, places high value on innovative technology, manufacturing excellence and the contribution of its people. Acetex will provide AT Plastics the necessary strength from which to effectively pursue future growth opportunities based on our market strength and advanced technologies.”

The agreement is subject to completion of customary transaction documents and closing conditions, approval of all applicable regulatory authorities, and Acetex obtaining satisfactory financing pertaining to the refinancing of AT Plastics’ debt.  The transaction will involve the amalgamation of AT Plastics with a wholly-owned subsidiary of Acetex under the Business Corporations Act (Ontario), which will require the approval of shareholders representing 66-2/3% of AT Plastics common shares voting at a special meeting of shareholders.  AT Plastics’ shareholders will receive information outlining the details of the transaction prior to the meeting, which is expected to be held in early August 2003.

AT Plastics’ largest shareholder, Perry Capital LLC, which holds or exercises control or direction over approximately 28% of the AT Plastics common shares, has agreed to vote in favour of the transaction.

As part of the agreement, AT Plastics has agreed to pay to Acetex US $5 million, or common shares of AT Plastics in lieu, as a “break fee” if the directors of AT Plastics change their recommendation in favour of the transaction or AT Plastics consummates a transaction with another party. In addition, Acetex has agreed to pay to AT Plastics US $5 million, or common shares of Acetex in lieu, as a “break fee” in certain circumstances if Acetex fails to complete the transaction as a result of its inability to arrange financing.  Each of AT Plastics and Acetex has agreed to pay to the other US $ 1 million or common shares in lieu, in the event the transaction is terminated by either AT Plastics or Acetex, as the case may be, as a result of non-fulfilment by the other party of certain conditions to the completion of the transaction.

W.Y. Campbell & Company and Aird & Berlis LLP acted as advisors and counsel to AT Plastics while Griffiths McBurney & Partners, UBS Securities LLC, and Burnet, Duckworth & Palmer LLP acted as advisors and counsel to Acetex.

About Acetex Corporation

Acetex Corporation is Europe's second largest producer of acetic acid and polyvinyl alcohol and third largest producer of vinyl acetate monomer. These chemicals and their derivatives are used in a wide range of applications in the automotive, construction, packaging, pharmaceutical and textile industries. Acetex directs its operations from its corporate head office in Vancouver, Canada and its European head office in Paris, France. Acetex has plants in France and Spain and sales offices throughout Europe.

About AT Plastics Inc.

AT Plastics develops and manufactures specialty polymers and films products. Specialty polymers are used in the manufacture of a variety of plastics products, including packaging and laminating products, auto parts, adhesives and medical products.  The films business focuses on products for the agricultural, horticultural and construction industries. The company operates in niche markets where its product development and process engineering have allowed it to develop proprietary and patented technologies to meet evolving customer requirements.  Products are sold in the United States, Canada and throughout the world.  AT Plastics manufacturing operations are located in Edmonton, Alberta.

For further information, please contact:

AT Plastics Inc. James G. Gingerich CFO Telephone: (905) 452-6759 Email: investor@atplastics.com	Acetex Corporation Lynn Haycock Investor Relations Telephone: (604) 688-9600 Email: invest@acetex.com

-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

________________________ Acetex Corporation (Registrant)
By: /s/ Brooke Wade (Signature)Brooke Wade*

Date July 2, 2003

* Print the name and title of the signing officer under his signature.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rules 13a-16 and 15d-16

under the Securities Exchange Act of 1934

General Instructions

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer

i.

makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or

ii.

files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or

iii.

distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning; changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of securityholders; transactions with directors, officers or principal securityholders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

(1) The Form 6-K report shall consist of a cover page, the report or document furnished by the issuer, and a signature page. An issuer must submit the Form 6-K report in electronic format via the Commission's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system in accordance with the EDGAR rules set forth in Regulation S-T (17 CFR Part 232) except as discussed below. An issuer submitting the Form 6-K in electronic format must provide the signatures required for the Form 6-K report in accordance with Regulation S-T Rule 302 (17 CFR 232.302). For assistance with technical questions about EDGAR or to request an access code, call the EDGAR Filer Support Office at (202) 942-8900. For assistance with the EDGAR rules, call the Office of EDGAR and Information Analysis at (202) 942-2940.

(2) An issuer may submit a Form 6-K in paper under:

i.

Regulation S-T Rule 101(b)(1) (17 CFR 232.101(b)(1)) if the sole purpose of the Form 6-K is to furnish an annual report to security holders;

ii.

Regulation S-T Rule 101(b)(7) to provide a report or other document that the issuer must furnish and make public under the laws of the jurisdiction in which it is incorporated, domiciled or legally organized (the issuer's "home country"), or under the rules of the home country exchange on which the issuer's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the issuer's security holders, and, if discussing a material event, including the disclosure of annual audited or interim consolidated financial results, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR; or

iii.

a hardship exemption provided by Regulation S-T Rule 201 or 202 (17 CFR 232.201 or 232.202).

Note to paragraph (2): An issuer that is or will be incorporating by reference all or part of an annual or other report to security holders, or of any part of a paper Form 6-K, into an electronic filing must file the incorporated portion in electronic format as an exhibit to the filing in accordance with Regulation S-T Rule 303(b) (17 CFR 232.303(b)).

(3) When submitting a Form 6-K in paper under one of the above rules, an issuer must check the appropriate box on the cover page of the Form 6-K. When submitting a Form 6-K in paper under a hardship exemption, an issuer must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) (17 CFR 232.201(a)(2) or 232.202(c)) on the cover page of the Form 6-K.

(4) An issuer furnishing the Form 6-K in paper under one of the above rules, or as otherwise permitted by the Commission, must deposit with the Commission eight complete copies of the Form 6-K report. An issuer must also file at least one complete copy of the Form 6-K with each United States stock exchange on which any security of the issuer is listed and registered under Section 12(b) of the Exchange Act. The issuer must have signed at least one of the paper copies deposited with the Commission and one filed with each United States stock exchange in accordance with Exchange Act Rule 12b-11(d) (17 CFR 240.12b-11(d)) when submitting the Form 6-K in paper to the Commission. An issuer submitting the Form 6-K in paper must also conform the unsigned copies. When submitting the Form 6-K in electronic format to the Commission, an issuer may submit a paper copy containing typed signatures to each United States stock exchange in accordance with Regulation S-T Rule 302(c) (17 CFR 232.302(c)).

D.

Treatment of Foreign Language Documents.

(1) An issuer must submit the Form 6-K report in electronic format in the English language in accordance with Regulation S-T Rule 306 (17 CFR 232.306) and Exchange Act Rule 12b-12(d) (17 CFR 240.12b-12(d)), as referenced in Regulation S-T Rule 306(a) (17 CFR 232.306(a)), except as otherwise provided by this Form. An issuer submitting the Form 6-K in paper must meet the requirements of Exchange Act Rule 12b-12(d) (17 CFR 240.12b-12(d)). In accordance with, or in addition to, the list of documents specified in Exchange Act Rule 12b-12(d)(2) (17 CFR 240.12b-12(d)(2)), an issuer must provide a full English translation of the following documents furnished under cover of Form 6-K whether submitted electronically or in paper:

i.

press releases;

ii.

communications and other documents distributed directly to security holders for each class of securities to which a reporting obligation under Exchange Act Section 13(a) or 15(d) pertains, except for offering circulars and prospectuses that relate entirely to securities offerings outside the United States ("foreign offerings"); and

iii.

documents disclosing annual audited or interim consolidated financial information.

(2) In addition to the documents specified in Exchange Act Rule 12b-12(d)(3) (17 CFR 240.12b-12(d)(3)), an issuer may furnish under cover of Form 6-K, whether submitted electronically or in paper, an English summary instead of a full English translation of a report required to be furnished and made public under the laws of the issuer's home country or the rules of the issuer's home country stock exchange, as long as it is not a press release and is not required to be and has not been distributed to the issuer's security holders. Such a document may include a report disclosing unconsolidated financial information about a parent company.

(3) An issuer is not required to submit under cover of Form 6-K an offering circular or prospectus that pertains solely to a foreign offering, even when an English translation or English summary is available, if the issuer has already submitted a Form 6-K or filed a Form 20-F or other Commission filing on EDGAR that reported material information disclosed in the offering circular or prospectus. If an issuer has not previously disclosed this material information to the Commission, it may submit in electronic format under cover of Form 6-K an English translation or English summary of the portion of the foreign offering circular or prospectus that discusses the new material information.

(4) Any submitted English summary must meet the requirements of Exchange Act Rule 12b-12(d)(3)(ii) (17 CFR 240.12b-12(d)(3)(ii)). An issuer may submit the unabridged foreign language report or other document along with the English summary or English translation as permitted by Regulation S-T Rule 306(b) (17 CFR 232.306(b)) for electronic filings and Exchange Act Rule 12b-12(d)(4) (17 CFR 240.12b-12(d)(4)) for paper filings.

http://www.sec.gov/divisions/corpfin/forms/6-k.htm
Last update: 11/04/2002